Exhibit 99

March 18, 2026

New York Stock Exchange
11, Wall Street,
New York,
NY 10005
USA

Dear Sir,

Sub:	Resignation of Mr. Atanu Chakraborty as a Part-time Chairman and Independent Director of HDFC Bank Limited (“the Bank”) and appointment of Mr. Keki Mistry as an interim Part-time Chairman of the Bank

This is to inform you that Mr. Atanu Chakraborty (DIN: 01469375) has today i.e. on March 18, 2026, tendered his resignation as the Part-time Chairman and Independent Director of the Bank with immediate effect, for reasons mentioned in the resignation letter. The said letter of resignation is annexed herewith. We confirm that there are no reasons other than those mentioned in the said letter, for the resignation of Mr. Chakraborty. Further, Mr. Chakraborty does not hold directorship in any other company.

The Board of Directors places on record its appreciation for Mr. Chakraborty’s contribution to the Bank during his tenure and wishes him all the success in his future endeavours.

Further, based on an application made by the Bank in this regard, the Reserve Bank of India on March 18, 2026, has granted its approval for the appointment of Mr. Keki Mistry (DIN: 00008886) as an interim Part-time Chairman of the Bank with effect from March 19, 2026, for a period of 3 months.

This is for your information and appropriate dissemination.

Yours faithfully,
For HDFC Bank Limited

Sd/-

Ajay Agarwal
Company Secretary
Group Head – Secretarial & Group Oversight

To The Chairman Governance, Nomination, Remuneration Committee HDFC Bank Subject: Resignation from the position of Part- Time Chairman & Independent Director of the Bank Dear Dr. Bhanwala Ji, I hereby tender my resignation from as Part- time Chairman and Independent Director on the Board of HDFC Bank, with effect from its Date of its consideration by Board of HDFC Bank. I joined the Board of HDFC Bank in May 2021. My tenure on the Board saw momentous events like merger of the bank with HDFC Ltd that created a conglomerate under the Bank. This strategic initiative made HDFC Bank the second largest Bank in the country. Though, the benefits of merger are yet to fully fructify. Certain happenings and practices within the bank, that I have observed over last two years, are not in congruence with my personal Values and Ethics. This is the basis of my aforementioned decision. I confirm that there are no other material reasons for my resignation other than those stated above. I would like to express my sincere appreciation to the Board and senior management for their cooperation and support during my tenure. I express my gratitude to all the Independent Directors and Non-Executive Directors, who spared their valuable time and shouldered onerous responsibilities on the Board and its Committees. It has been a privilege to contribute to the growth and governance of the Bank. I observed great amount of energy and verve in the middle & junior levels of the organization, that should form the core of a reimaged organization. I also place on record my sincere appreciation for Secretarial, Compliance, Audit and Group oversight functions. Kindly instruct Company Secretary to take this letter on record and arrange to file the necessary intimations with the Registrar of Companies and other regulatory authorities as required under applicable law. I wish the Bank continued success in all its future endeavors. I remain, Part-time Chairman & Independent Director, HDFC Bank DIN: 01469375 Date 17/03/2026 Yours sincerely,